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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Unisys Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

909214108

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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March 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	24,352,300
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	24,352,300
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,352,300
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...........................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	24,352,300
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	24,352,300
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	24,352,300
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.1%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                 This Amendment No. 1 to statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Unisys Corporation, a Delaware corporation (the "Issuer" or the "Company"), the principal executive offices of which are located at Unisys Way, Blue Ball, Pennsylvania 19424.

                 This Amendment No. 1 amends and restates in full each of the items set forth below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 27, 2006 (the "Original Statement").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                The total purchase price of the 24,352,300 shares of Common Stock (the “Shares”) purchased by MMI Investments was $163,812,044; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 345,254,057 shares of Common Stock outstanding as of December 31, 2006, as reported in the Issuer's Quarterly Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 23, 2007, the Shares owned by MMI Investments represent approximately 7.1% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: March 16, 2007

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET PURCHASES BY MMI INVESTMENTS
DURING THE PAST 60 DAYS

Trade Date	Number of Shares	Price/Share
01/19/07 01/23/07 01/24/07 03/02/07 03/05/07 03/06/07 03/07/07 03/14/07 03/15/07 03/16/07	125,000 350,000 350,000 5,600 600,000 110,000 300,000 380,000 115,000 110,000	$ 8.13 8.02 7.98 8.28 8.27 8.28 8.28 8.29 8.30 8.30

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of November 27, 2006, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Statement)

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